CLARK WILSON LLP

BC's Law Firm for Business

James M, Halley Q.C., 2
R. Stuart Wells
William A. Ruskin, 1
Bernard Pinsky, 4
William D. Holder
David W. Kington
R. Brock Johnston
Darren T. Donnelly
Ross D. Tunnicliffe
Gerald J. Shields, 1
Ethan P. Minsky, 6, 7, 9
D. Lawrence Munn, 8
Bonnie S. Elster
Jonathan L.S. Hodes, 1, 5
Tony Fogarassy
Grant Y. Wong, 8
Veronica P. Franco
Jane Glanville
Ken T. Grenier
Adam I. Zasada
Valerie S. Dixon
Kari Richardson

David W. Buchanan, Q.C.
M. Douglas Howard
Patrick A. Williams
Roy A. Nieuwenburg
Nigel P. Kent, 1
Diane M. Bell
Neil P. Melliship
Mark S. Weintraub
Kevin J. MacDonald
James A. Speakman
Brock H. Smith
R. Glen Boswall
Virgil Z. Hlus, 4
William L. Macdonald, 8
Allyson L. Baker, 3
Amy A. Mortimore
Krista Prockiw
Peter M. Tolensky
Sean D. Vanderfluit
Andrea M. East
Tasha L. Coulter
Vikram Dhir, 1

Derek J. Mullan, Q.C.
W.W. Lyall D. Knott, Q.C.
Alexander Petrenko
William C. Helgason
Douglas W. Lahay
Anne L.B. Kober
Kenneth K.C. Ing, 11, 13
Neo J. Tuytel
Don C. Sihota
Kerstin R. Tapping
John C. Fiddick
Hannelie G. Stockenstrom, 12
Samantha Ip
Aaron B. Singer
Warren G. Brazier, 4
L.K. Larry Yen, 10
Brent C. Clark
Thomas S. Wachowski
Richard T. Weiland
Cam McTavish
David J. Fenrich
Adam M. Dlin

Associate Counsel: Nicole M. Byres
Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

Canada	United States	International
1 Alberta	4 California	11 Hong Kong
2 Manitoba	5 Colorado	12 South Africa
3 Ontario	6 District of Columbia	13 United Kingdom
	7 Florida	
	8 New York	
	9 Virginia	
	10 Washington	

Reply Attention of　**Cam McTavish**
Direct Tel.　604.891.7731
EMail Address　czm@cwilson.com
Our File No.　29423-0001 / D/CZM/830800.1

March 8, 2006

VIA FACSIMILE

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
USA

Attention:　**Janice Mc Guirk**

Dear Sirs/Madames:

Re:　Glass Wave Enterprises, Inc.
　　Supplemental Letter
　　File No. 333-125222

Thank you for your letter of February 24, 2006 (the "Letter") with respect to Amendment No. 4 to the Registration Statement on Form SB-2 (the "Form SB-2") filed by Glass Wave Enterprises, Inc. (the "Company") on January 31, 2006. We write this supplemental letter in response to comment no. 1 of the Letter which requests that the Company attach the four written supplier agreements to the next amendment of the Form SB-2 that is filed by the Company.

We note that comment no. 1 of the Letter requests that the Company identify and attach as exhibits, the four written supplier agreements that the Company has entered into as of January 15, 2006. The Form SB-2 states that the Company has entered into eight supplier agreements other than the verbal agreement with Body Energy Club, four of which are based on written agreements and four of which are based on acceptance of the supplier's standard contractual terms. Upon further discussion with the Company and review of all eight agreements, we have determined that, notwithstanding what is set out in the current amendment of the Form SB-2, all eight agreements are based on the acceptance of the supplier's standard contractual terms. Such terms are limited to provisions such as delivery, risk of loss, minimum purchase orders and returns.

To eliminate further comment in regards to the Company's supplier contracts, we have attached supplier agreements from Nutrition Excellence, Upper 49th, Nutri-Genics, Inc. and

Puresource for your review so that your office can verify that such information is not needed in the Form SB-2. As the attachments will demonstrate, the supplier agreements do not provide any meaningful disclosure about the Company or its operations.

Please confirm that the supplier agreements are not required to be attached to the next amendment of the Form SB-2 which we will provide to your office in due course. If acceptable, we intend to revise the Form SB-2 to identify the eight suppliers and disclose that all eight supplier agreements, other than the agreement with Body Energy Club, are based upon the acceptance of the respective supplier's standard contractual terms.

Yours truly,

CLARK WILSON LLP

Per:

Cam McTavish

CZM/awm
Encl.

D/CZM/830800.1

Policy Statement

PRICE
Prices are subject to change without notice.

MINIMUM ORDERS
$100 net (excluding tax)

SHIPPING
Free freight on orders over $400 net (excluding G.S.T) excluding drinks and backorders.
During warmer months Nutrition Excellence will not be responsible for melting products.

BACKORDERS
Not automatically sent to retailers and must meet minimums to avoid shipping charges.

RETURNS
All returns must be pre-approved by Nutrition Excellence and are subject to 15%
administration fee. Goods must be in re-saleable condition without price tags, glue or
markings to receive credit. All saleable returns are eligible for credit within six (6)
months of purchase. No credit will be given for individual bars or expired product.
Freight charges for returned items are the responsibility of the retailer.

DAMAGED CLAIMS
Claims for damaged goods must be made within 24 hours of receiving the product.

ERRORS
Nutrition Excellence must be notified within 24 hours if there are any discrepancies in
billing statement.

TERMS
First 3 orders are COD cash, certified cheque or credit card. After third order you may be
considered for terms of COD 30day. 2% interest per month is calculated on all overdue
invoices. Credit cards may be used on prepaid orders only and subject to 2% on overdue
invoices. A $25 charge will be applied to accounts for all cheques returned or stopped.
Product is property of Nutrition Excellence until payment is received in full.



Missions

Strategies

Solutions

Upper 49th

Canada's Leading Provider Of Performance Nutrition Products

2715 Bristol Circle, Unit #2, Oakville, ON CANADA L6H 6X5

ph:905.844.4846 TF/ph:1.800.787.7038 fx:905.844.3079 TF/fx:1.866.676.9643

Policy Statement

ACCOUNT APPLICATIONS - All new accounts must complete an account application prior to purchasing product from Upper 49th.

TERMS - First time orders are paid by Visa, MasterCard, cash or certified cheque. A credit application must be fully completed to apply for terms. Credit applications take approximately 5 business days to process. If paying by credit card after the date of purchase a 2% surcharge will apply.

PRICES - Prices are subject to change without notice. Products with an asterisk (*) are GST zero rated. Products with a double asterisk (**) refer to environmental levy tax where applicable.

MINIMUM ORDERS - $100 net (excluding GST) + freight.

SHIPPING - We pay the freight on orders over $300 net (excluding GST) excluding drinks and backorders. Orders placed before noon in your time zone will be shipped the same business day.

BACKORDERS - Back orders are not calculated in the $300 minimum. Backorders will not be automatically sent to the retailer without prior notice. There will be no shipping charges on any back ordered products, presuming that the back order is greater than $100.

RETURNS - All returns must be pre-approved and have a Return Authorization (RA) Number. Products which are returned without an authorization number clearly identified on the outside of the package will not be accepted by the Upper49th warehouse upon arrival. Consumer returns will only be accepted if accompanied by the completed customer return form. Upper 49th does not accept any expired products.

NEW PRODUCT GUARANTEE - Within 3 months of purchasing a new product, the product may be returned to Upper 49th in re-sellable condition (FREE OF MARKING OR PRICE STICKERS) for a full credit (no re-stocking fee). Returned-product that is not re-sellable will not be credited.

DAMAGE CLAIMS - Claims for damaged goods must be made within 24 hours of receiving the product. Please check all parcels for signs of mishandling before accepting them. If you accept a shipment and find items are damaged or missing, you must retain all packing material and contact Upper49th immediately.

ADJUSTMENTS / SHIPPING ERRORS - You must notify Upper 49th within 24 hours if there is an error in your shipment or on your invoice. Upper 49th will make the necessary adjustments immediately.

CUSTOMER SERVICE - The Upper 49th customer service and sales representatives are available to assist you: Monday through Thursday 9am - 7pm EST and Friday 9am - 5:30pm EST.

02/25/2006　04:37　6046090919　　　ASTRO NUTRITION　　　PAGE 06

Terms & Conditions

Payment Terms: Our standard payment terms are Cash On Delivery (COD). Credit terms may be extended upon approval by our Financial Department. Visa/Mastercard payments are a convenience to customers. Notes, or these payments, do not qualify for any cash discounts. Terms for credit approved customers are 1% 10 days Net 30. There is a $25 service charge on all returned cheques. Puresource Inc. reserves the right to hold back shipments. Accounts that are beyond the stated terms will, at our discretion, be forwarded to a collection agency. Interest of 2% per month (24% per annum) will be charged on overdue accounts. All collection costs with respect to recovery of an outstanding invoice will be the customer's responsibility.

Guaranteed Sale Program: Any new product line purchased from Puresource Inc. may be returned for full credit up to 60 days from date of invoice. Product must be in saleable condition, as explained in the Conditions for Returns. Returns are freight prepaid on guaranteed sale only. Sorry, no guaranteed sale program for food products due to freshness dating limitations.

Returns: No merchandise will be accepted without a Returns Authorization Number (RAN). To obtain this number, contact our Credit and Returns Department at 1-800-265-7245. Please have ready, your invoice number, product code, reason for return and number of items. Please package your returns securely and enclose paperwork showing your store name and a list of contents. Please mark your Returns Authorization Number (RAN) on the outside of each box to be picked up. Credits for returned goods will be issued when goods are received and inspected by Puresource Inc. Freight collect returns will not be accepted. Sales reps are not authorized to accept returns from customers. Purolator Pick-up # 800-367-3027. UPS Pick-up # 800-620-9090.

Conditions for Returns: Must have a Return Authorization Number from Puresource Inc. Bought within 120 days for non food. Bought within 30 days for food. Customer pays shipping on returns and a 20% restocking of return. Product must be in saleable condition with no signs of any damage or pricing stickers and in original packaging. No part cases of food. Product must not be short dated or expired. Minimum acceptable dating is 60 days for food and 180 for non food.

Minimum Expiry Dates: Puresource guarantees that products shipped shall have minimum expiry dates of 60 days for food items and 6 months for non food. In the event of any dating issues, please notify our Credits and Returns Department within 48 hours.

Shortages: Report all shortages to our Credits and Returns Department within 48 hours of receipt.

Damaged Goods: Please report all damages to our Credit & Returns Department within 24 hours. Please inspect goods when received and mark all damages on the bill of lading. Important - Please put subject to inspection on carrier bill of lading if the shipment can not be checked at time of delivery. Neither Puresource nor the common carrier will accept a credit claim for freight related damage, which has been accepted as delivered without notation.

Price Changes: Prices are subject to change without notice.

Split Cases for Food: A two percent surcharge will apply on all 1/2, 1/4th cases where permitted.

Backorders: Backorders are indicated on the invoice and are not calculated in the total amount of the invoice. New product backorders shall be kept open for 14 days. Please reorder food products. Backorders for non food products over $100 will be shipped when available. If you require special backorder instructions please specify while placing your orders.

Wooden & Wire Displays: All permanent displays remain the property of Puresource Inc.

Freight: Puresource ships either on our own trucks, Purolator, UPS or common carrier. If total order value does not reach minimum order values, the customer will be responsible for freight charges. If order meets 50% of minimum order value, Puresource will pay for 50% of the freight charges.

Minimum order values are as follows:

Location	Food	Frozen
Vancouver	750	$500**
Okanagan	750	
Victoria & Vancouver Island	1000	
All other BC	1000	
Calgary	500	$750**
Red Deer	500	
Edmonton	500	$750**
All other AB	750	
Saskatoon	750	$1000**
Regina	750	$1000**
All other SK	1000	
Winnipeg	750	$2000**
All other MB	1000	
Ontario Private Fleet	500	
KW, Guelph, Cambridge,		
Toronto office week	500	
All other ON	750	
Montreal	500	
Quebec City	500	
All other QC	750	
NB	1000	
NF	5% surcharge	
NS	1000	
PEI	1000	

**Made in Calgary only!

*On scheduled delivery day. For next day service by our delivery trucks, please place your orders before 2:00pm on the day before your scheduled delivery day.

Air Freight: This service is available to customers in most areas, however a freight charge will apply. Products shipped by air may be restricted to items that are not easily damaged. Please ask for details from our Customer Service Representatives.

Frozen/Fresh Foods: Frozen and Fresh products are available from Puresource and may be shipped by either Common Carrier or our own trucks. Due to the perishable nature of these products, special handling arrangements may require. To receive these products by Common Carrier they must be invoiced and shipped separately from dry goods and independently from each other. On orders of frozen and fresh products valued at $300 or more, Puresource will pay up to 5% of the invoice amount (before taxes) for freight. Any additional charges will be applied to the invoice. On orders valued less than $300, customers shall be responsible for the full freight amount. A shipping quote can be obtained by customer service.

Courier Orders: Orders that can be shipped by UPS or Purolator (no glass or liquid) over $300 will be shipped free. Orders under $300 will be charged a minimum of $15.00 shipping & handling.

COD or Pick up Cheque Orders: COD orders delivered by courier are charged a minimum $10.00 C.O.D. fee. COD orders delivered by common carrier are charged a minimum of $15.00 C.O.D. fee. The same fee applies to orders that require a Pick up Cheque service.

NUTRI-GENICS. INC.
3270 St. Martin Blvd. West,
Laval, Québec, Canada
H7T-1A1
TEL: (800) 686-0747
TEL: (450) 686-2202
FAX: (450) 686-9090

WHOLESALE TERMS & CONDITIONS (MAY/2005)

Requirements: Must operate a bonafide vitamin and health supplement retail establishment and provide proof there of. Must offer products for sale to the general public.

Terms: COD, COD Cash, Visa, Mastercard, Net 30 days. To request a change in your payment terms, please fill out our credit application.

Minimum Order: $250.00

Delivery: Orders are shipped via UPS, Purolator and other common carriers for quick delivery. Orders over $500.00 have free shipping. Outside Quebec & Ontario free shipping will be granted for orders over $700.00. All COD orders will include a $6.00 charge.

Prices: Due to supplier cost increases on short or without notice, prices are subject to change without notice. Price will be confirmed on phone orders.

Payment: Please note the invoice number on your check, this will avoid any confusion as to what you are paying. $10.00 bounced check charge.

Send all payments to:

Nutri-Genics Dist. Inc.
3270 St. Martin Blvd. West
Laval, Quebec
H7T 1A1

General Information and procedures:

Business Hours: 10:00am-6:00pm (Mon., Tues., Wed.)
                    10:00am-8:00pm (Thurs., Fri.)

Orders can be placed 24 hours a day via voice mail or fax.